[MFLEX letterhead]

Via Edgarlink and Overnight Delivery

July 10, 2009

Stephen Krikorian

U.S. Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 4561

100 F Street NE

Washington, D.C. 20549

Re:	Multi-Fineline Electronix, Inc.

Form 10-K for the fiscal year ended September 30, 2008

Filed December 9, 2008

File No. 000-50812

Dear Mr. Krikorian:

This letter is being filed by Multi-Fineline Electronix, Inc. (the “Company”) in response to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by the letter dated June 12, 2009 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (the “Annual Report”).

The numbering of the paragraph below corresponds to the numbering of the Comment Letter, the text of which is incorporated into this response letter for your convenience. Capitalized terms used but not defined herein shall have the meanings assigned in the Annual Report.

Form 10-K for the year ended September 30, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 28

1.	We note your response to prior comment No. 1. Please confirm that the information you outlined in Appendix A would not be meaningful to an investor. In addition, consider adding disclosures regarding how programs’ pricing is influenced by its cost structure or components. The discussion should explain why higher sales volume does not always mean greater profitability.

As the Company’s counsel discussed with the Staff, the Company confirms that the sample information included in Appendix A to the Company’s response letter dated May 28, 2009 regarding particular product programs and their financial metrics would not be meaningful to an investor. As discussed, such information would only be meaningful if detailed financial and performance metrics were disclosed for all of the Company’s product programs (which, as noted by the Company, at any given time may involve more than 100 programs). Additionally, as discussed at length in the Company’s prior responses to prior comment No. 1, disclosing detailed financial and performance metrics for all product programs would be impracticable and would cause the Company substantial competitive harm. However, in accordance with the Staff’s comment, the Company will include additional disclosure in future filings in order to provide investors with additional insight as to the Company’s operations; including how its programs’ pricing is influenced by its cost structure or components and why higher sales volume does not always mean greater profitability. Such disclosure would likely include the following or similar language:

The Company typically has more than 100 programs in production at any particular time. The programs’ prices are subject to intense negotiation and determined on a program by program basis dependent on a wide variety of factors such as expected volumes, assumed yields, material costs, actual yields, amount of third party components etc. The Company’s profitability is dependent upon how the Company performs against its targets and the assumptions on which it bases its prices for each particular program. The Company’s volumes, margins and yields also vary from program to program and, given various factors and assumptions on which the Company bases it prices, are not necessarily indicative of the Company’s profitability. In fact, some lower-priced programs have higher margins while other higher-priced programs have lower margins. Given that the programs in production vary from period to period and the pricing and margins between programs vary widely, volumes are not necessarily indicative of the Company’s performance. For example, the Company could experience an increase in volumes for a particular program during a particular period, but depending on that program’s margins and yields and the other programs in production during that period, those higher volumes may or may not result in an increase in overall profitability.

In addition, and per the Staff’s request, the Company hereby acknowledges that:

☐	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

☐	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions should be directed to Reza Meshgin, at (714) 688-5234 or by fax at (714) 238-1487 with a copy to Tom Liguori at (714) 688-5230 or by fax at (714) 688-5230.

Thank you for your assistance in this matter.

Sincerely,

Multi-Fineline Electronix, Inc.

/s/ Reza Meshgin
Reza Meshgin, Chief Executive Officer

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